UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. 1)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ENTEROMEDICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29365M109

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29365M109

(1) Names of Reporting Persons. ONSET V, L.P. [1]
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 958,734
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 958,734
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 958,734
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 2.57%
(12) Type Of Reporting Person PN

*SEE INSTRUCTION BEFORE FILLING OUT!

_______________________

[1] Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk, Robert F. Kuhling, Jr., Susan A. Mason, F. Leslie Bottorff, David A. Lane and Raman Khanna.

Page 2 of 10 pages

CUSIP No. 29365M109

(1) Names of Reporting Persons. ONSET V Management, L.L.C. [2]
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 958,734
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 958,734
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 958,734
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 2.57%
(12) Type Of Reporting Person OO

*SEE INSTRUCTION BEFORE FILLING OUT!

_____________________

[2] Voting or dispositive decisions over the shares listed in Row (9) are made by the following individuals: Terry L. Opdendyk, Robert F. Kuhling, Jr., Susan A. Mason, F. Leslie Bottorff, David A. Lane and Raman Khanna.

Page 3 of 10 pages

CUSIP No. 29365M109

(1) Names of Reporting Persons. Robert F. Kuhling, Jr.
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 123,711[3]
(6) Shared Voting Power 958,734
(7) Sole Dispositive Power 123,711[3]
(8) Shared Dispositive Power 958,734
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,082,445[3]
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 2.89%
(12) Type Of Reporting Person OO
*SEE INSTRUCTION BEFORE FILLING OUT! _______________________ [3] Includes 41,237 shares subject to outstanding warrants.

Page 4 of 10 pages

CUSIP No. 29365M109

(1) Names of Reporting Persons. F. Leslie Bottorff
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 61,856[4]
(6) Shared Voting Power 958,734
(7) Sole Dispositive Power 61,856[4]
(8) Shared Dispositive Power 958,734
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 1,020,590[4]
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 2.73%
(12) Type Of Reporting Person OO
*SEE INSTRUCTION BEFORE FILLING OUT! ___________________ [4] Includes 20,619 shares subject to outstanding warrants.

Page 5 of 10 pages

CUSIP No. 29365M109

(1) Names of Reporting Persons. Raman Khanna
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 30,928[5]
(6) Shared Voting Power 958,734
(7) Sole Dispositive Power 30,928[5]
(8) Shared Dispositive Power 958,734
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 989,662[5]
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 2.65%
(12) Type Of Reporting Person OO
*SEE INSTRUCTION BEFORE FILLING OUT! ___________________ [5] Includes 10,309 shares subject to outstanding warrants.

Page 6 of 10 pages

Item 1.

(a)

Name of Issuer:  EnteroMedics, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

2800 Patton Road

St. Paul, MN 55113

United States of America

Item 2.

(a)

Name of Person Filing:

ONSET V, L.P. (“ONSETV”)

ONSET V Management, L.L.C. (“ONSETVM”)

Robert F. Kuhling, Jr. (“RFK”)

F. Leslie Bottorff (“FLB”)

Raman Khanna (“RK”)

(b)

Address of Principal Business Office:

2490 Sand Hill Road

Menlo Park, California  94025

 (c)

Citizenship/Place of Organization:

ONSETV

-

Delaware

ONSETVM

-

Delaware

RFK

-

United States

FLB

-

United States

RK

-

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  29365M109

Item 3.

Not applicable.

Page 7 of 10 pages

Item 4

Ownership.

		ONSETV	ONSETVM	RFK	FLB	RK
(a)	Beneficial Ownership	958,734	958,734	1,082,445	1,020,590	989,662
(b)	Percentage of Class	2.57	2.57	2.89	2.73	2.65
(c)	Sole Voting Power	-0-	-0-	123,711	61,856	30,928
	Shared Voting Power	958,734	958,734	958,734	958,734	958,734
	Sole Dispositive Power	-0-	-0-	123,711	61,856	30,928
	Shared Dispositive Power	958,734	958,734	958,734	958,734	958,734

Item 5.

Ownership of Five Percent or Less of a Class

This statement is being filed to reflect the fact that the reporting persons have ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreement of ONSETV and the limited liability company agreement of ONSETVM, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Page 8 of 10 pages

Item 10.

Certification

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:

February 2, 2010

ONSET V, L.P.

By:

ONSET V Management, L.L.C.

Its general partner

By:           /s/ Robert F. Kuhling, Jr.

   Managing Director

ONSET V MANAGEMENT, L.L.C.

By:           /s/ Robert F. Kuhling, Jr.

   Managing Director

               /s/ Robert F. Kuhling, Jr.

Robert F. Kuhling, Jr.

               /s/ F. Leslie Bottorff

F. Leslie Bottorff

               /s/ Raman Khanna

Raman Khanna

EXHIBITS

A:

Joint Filing Statement

Page 9 of 10 pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 2, 2010

ONSET V, L.P.

By:

ONSET V Management, L.L.C.

Its general partner

By:           /s/ Robert F. Kuhling, Jr.

   Managing Director

ONSET V MANAGEMENT, L.L.C.

By:           /s/ Robert F. Kuhling, Jr.

   Managing Director

               /s/ Robert F. Kuhling, Jr.

Robert F. Kuhling, Jr.

               /s/ F. Leslie Bottorff

F. Leslie Bottorff

               /s/ Raman Khanna

Raman Khanna

Page 10 of 10 pages